

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 23, 2008

Scott C. Schroeder
Vice President and Chief Financial Officer
Cabot Oil & Gas Corporation
1200 Enclave Parkway
Houston, TX 77077

> **Re: Cabot Oil & Gas Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **File No. 001-10447**

Dear Mr. Schroeder:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Engineering Comments

Business, page 3

1.   We have reviewed your response to prior comment two of our letter dated October 30, 2007. Item 102 of Regulation S-K refers to principal properties and properties of major significance. It does not refer to geographic areas or regions as you appear to suggest. If you do not have properties that are of major

significance you do not have to disclose maps or other detailed information but you must still disclose the required information of production, nature of your interest, location, reserves and development of your principal properties. We note that your ten largest fields by reserves represent almost 45% of your total proved reserves and your ten largest fields by PV10% represent greater than 61% of the PV10% of all your fields. We also note in a number of recent press releases you have provided updated operational information on specific fields such as the County Line James, Hinton, Minden, Moxa Arch, Musreau, Redfish Bay, Sissonville and others. It would appear that some or all of these fields represent principal properties. We re-issue comment two of our prior letter.

Management's Discussion and Analysis of Financial Conditions and Results of Operations,
page 31

Potential Impact of Our Critical Accounting Policies, page 36

Oil and Gas Reserves, page 36

2.   We have reviewed your response to prior comment five. You indicate that the quality and quantity of available data may impact the accuracy of reserve estimates. However, Rule 4-10(a) of Regulation S-X states that proved reserves are the estimated quantities which geological and engineering data demonstrate with reasonable certainty to be recoverable. Therefore, if the quality or quantity of available data is not sufficient enough or not compelling enough, proved reserves should not be reported based on that data. Please revise your proposed disclosure so as to not imply that you may determine proved reserves with insufficient quantity or quality of engineering or geological data.

Reserve Report

3.   We note that you appear to have booked proved undeveloped reserves that will you will not develop until beyond 2012. Please provide us with a table by year of the number of proved undeveloped wells to be drilled and the reserves attributed to those wells and explain to us why you believe it is appropriate to attribute proved reserves that will not be developed until five years or later.

4.   Please reconcile the fact that your reserve report contains a Western region with significant reserves and a Rocky Mountain region but the Western region is not reported on page nine of your 2006 10-K report and these reserves do not appear

to be included in the SFAS 69 reserve tables on pages 102 and 103 of the same report.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant